FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

22 November 2019

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs") and a person closely associated with a PDMR

The following transactions relating to dividends of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were made on 20 November 2019:

Directors

Name	Shares acquired/allocated	Price per Share/ADS
Kathleen Casey	25 American Depositary Shares (representing 125 ordinary shares of US$0.50 each)	US$38.56651
Henri de Castries	246	US$7.7133
Irene Lee	152	US$7.7133
Heidi Miller	12 American Depositary Shares (representing 60 ordinary shares of US$0.50 each)	US$37.14001
Marc Moses	12,385	US$7.7133
Noel Quinn	1,827	US$7.7133
Mark Tucker	3,933	US$7.7133

1American Depositary Shares ('ADS') are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.

Other PDMRs

Name	Shares acquired/allocated	Price per Share
Samir Assaf	4,291	US$7.7133
Andy Maguire	2,662	US$7.7133
Paulo Maia	2,101 4,961 7	US$7.7133 £5.7454 £5.7542
Charlie Nunn	660	US$7.7133
Barry O'Byrne	258 7	US$7.7133 £5.7454
Antonio Simoes	1,877	US$7.7133
Ian Stuart	694	US$7.7133
Peter Wong2	2,339 19,589 351	US$7.7133 £5.7454 US$7.7133

2Peter Wong's acquisition includes via a person closely associated - details below.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Kathleen Casey

2 - Reason for the notification

Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc Ordinary shares of US$0.50 each	GB0005405286	Outside a trading venue		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$38.57	25	US$964.16
		Aggregated	US$38.566	25	US$964.16

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Henri de Castries

2 - Reason for the notification

Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$7.71	246	US$1,897.47
		Aggregated	US$7.713	246	US$1,897.47

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Irene Lee

2 - Reason for the notification

Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$7.71	152	US$1,172.42
		Aggregated	US$7.713	152	US$1,172.42

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Heidi Miller

2 - Reason for the notification

Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc Ordinary shares of US$0.50 each	GB0005405286	Outside a trading venue		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$37.14	12	US$445.68
		Aggregated	US$37.14	12	US$445.68

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Marc Moses

2 - Reason for the notification

Position/status			Group Chief Risk Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$7.71	12,385	US$95,529.22
		Aggregated	US$7.713	12,385	US$95,529.22

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Interim Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$7.71	1,827	US$14,092.20
		Aggregated	US$7.713	1,827	US$14,092.20

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Mark Tucker

2 - Reason for the notification

Position/status			Group Chairman

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$7.71	3,933	US$30,336.41
		Aggregated	US$7.713	3,933	US$30,336.41

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Samir Assaf

2 - Reason for the notification

Position/status			Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$7.71	4,291	US$33,097.77
		Aggregated	US$7.713	4,291	US$33,097.77

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Andy Maguire

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$7.71	2,662	US$20,532.80
		Aggregated	US$7.713	2,662	US$20,532.80

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Paulo Maia

2 - Reason for the notification

Position/status			Chief Executive, Latin America

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$7.71	2,101	US$16,205.64
		Aggregated	US$7.713	2,101	US$16,205.64

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£5.75	4,961	£28,502.75
		Aggregated	£5.745	4,961	£28,502.75

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£5.75	7	£40.28
		Aggregated	£5.754	7	£40.28

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Charlie Nunn

2 - Reason for the notification

Position/status			Chief Executive, Retail Banking and Wealth Management

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$7.71	660	US$5,090.78
		Aggregated	US$7.713	660	US$5,090.78

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Interim Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$7.71	258	US$1,990.03
		Aggregated	US$7.713	258	US$1,990.03

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£5.75	7	£40.22
		Aggregated	£5.745	7	£40.22

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Antonio Simoes

2 - Reason for the notification

Position/status			Chief Executive, Global Private Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$7.71	1,877	US$14,477.86
		Aggregated	US$7.713	1,877	US$14,477.86

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$7.71	694	US$5,353.03
		Aggregated	US$7.713	694	US$5,353.03

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Peter Wong

2 - Reason for the notification

Position/status			Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$7.71	2,339	US$18,041.41
		Aggregated	US$7.713	2,339	US$18,041.41

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£5.75	19,589	£112,545.92
		Aggregated	£5.745	19,589	£112,545.92

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Camay Wong

2 - Reason for the notification

Position/status			Closely associated person of Peter Wong, Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-11-20	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$7.71	351	US$2,707.37
		Aggregated	US$7.713	351	US$2,707.37

For any queries related to this notification, please contact:

JJ Williams
Shareholder Services
020 3268 3568

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Richard Gray
Title: Group Company Secretary

Date: 22 November 2019